Exhibit 4.27

February  7,  2018

Thomas Tuchscherer

c/o Talend, Inc.

Re:	Transition and Release Agreement

Dear Thomas:

This letter sets forth the terms of the transition and release agreement (the “Agreement”) upon which Talend, Inc. (the “Company”) and you have agreed.

1.

Separation Date. Your full-time employment with the Company will terminate on the earlier of the following to occur (the “Separation Date”): (a) April 13, 2018, or (b) the date the Company terminates your employment.

2.	Transition Period Employment.
a)

Salary, Benefits, and 2017 Bonus. From now through the Separation Date (the “Transition Period”), you will continue to receive your current base salary for your services. Your benefits will continue on the terms and conditions now in effect. Provided you remain employed by the Company through April 13, 2018 and meet the other terms and conditions of the Company’s 2017 Executive Bonus Plan (the “Bonus Plan”), you will remain eligible for an annual bonus with respect to 2017, subject to and payable in accordance with all other terms and conditions of the Bonus Plan. For clarity, the amount of such bonus, if any, shall be determined in accordance with the terms and conditions of the Bonus Plan and any such bonus shall be paid at such time or times as bonuses are actually paid to other participants in the Bonus Plan, but you need not be employed by the Company through the payment date to be eligible for such bonus.

b)

Transition Duties. During the Transition Period, you will remain employed with the Company in your current position with all of your customary job duties, and shall provide such other services within your areas of expertise that may be reasonably requested by the Company from time to time, including (without limitation) assisting in the completion of any pending projects or business activities for which you were responsible and/or assisting in transitioning any such pending projects or business activities to other personnel (collectively, the “Transition Duties”). You are expected to report to work on a customary work schedule through March 9, 2018. Thereafter and during the remainder of the Transition Period, you will be expected to report to work on an as-needed basis only, approximately 2-3 days per week, for purposes of completing your customary job duties as required in connection with the close of the Company’s Financial Statements to be filed with the SEC for the year ended December 31, 2017 (“2017 Accounts”) and the associated audit of the 2017 Accounts. You may take reasonable vacation time during the Transition Period, including your anticipated vacation from April 9 through April 13, 2018, subject to your continuing work obligations as set forth herein. You agree to perform your Transition Duties in good faith, to the best of your abilities, and to comply with all Company policies and procedures in effect, except as modified herein with respect to your reporting duties from March 9, 2018 through the end of the Transition Period.

c)	No Authority. After your Separation Date, you will have no authority to bind the Company to any contractual obligations, whether written, oral or implied.
d)	Outside Activities. During the Transition Period, you may not engage in employment or consulting work outside of the Company, without the written consent of a duly authorized officer of the Company.

3.

Accrued Salary and Vacation. On the Separation Date, the Company will pay you all accrued salary (base and variable) and any unused accrued vacation through the Separation Date, subject to standard payroll deductions and withholdings. You are entitled to these payments regardless of whether or not you sign this Agreement.

4.	Separation Date Release and Severance.
a)	Termination on April 13, 2018 or Earlier Termination by the Company Without Cause. If (i) you

remain employed by the Company through April 13, 2018 or such earlier Separation Date on which the Company terminates your employment without Cause; (ii) you comply fully with your obligations under this Agreement; and (iii) on or within 21 days after the Separation Date, you sign, date and return to the Company the Separation Date Release Agreement attached to this Agreement as Exhibit A (the “Separation Date Release”), and allow it to become effective, then the Company will pay you, as severance, fifty-three thousand dollars, corresponding to your pro-rated variable pay as of April 13, 2018,  less standard payroll deductions and withholdings (“Severance”).

b)

Timing of Severance. The Severance will be paid in a lump sum installment, paid on the Company’s ordinary payroll dates, provided, however, that no payment will be made prior to the thirtieth (30th) day after the date of your Separation from Service with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition thereunder) (a “Separation from Service”) and on such 30th day, the Company will pay, in a lump sum, all of the payments that would have been made under this Section in the ordinary course through such date but for the delay imposed by this Section in order to allow the Separation Date Release to become effective, with the balance of the payments paid thereafter on the schedule described above. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding the foregoing, to the extent that the Severance is reasonably determined by the Company in consultation with its tax advisors to be “non-qualified deferred compensation” under Section 409A of the Code, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the Severance upon your Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of the your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump-sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred.

5.	Health Care Continuation Coverage.
a)

COBRA.  To the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits at your own expense. Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish.

b)

Payment for COBRA. Provided that you timely sign and do not revoke this Agreement and the Separation Date Release and timely elect continued coverage under COBRA, the Company will pay your COBRA premiums necessary to continue your health insurance coverage then in effect for yourself and your eligible dependents, as and when due to the insurance carrier or COBRA administrator (as applicable), until the earliest of:

i)

If your employment terminates on April 13, 2018 or if the Company terminates your employment on an earlier date without Cause: (a) December 31st 2018, (b) the expiration of your eligibility for the continuation coverage under COBRA, (such period from the termination date through the earliest of (a) through (b) in this section, the “COBRA Payment Period”);

ii)

However, if at any time the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), and that payment of similar amounts on a taxable basis would not, then in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), for the remainder of the COBRA Payment

Period. The Company will also pay an additional payment on your behalf, directly to the applicable taxing authorities, (the “Gross-Up Payment”) at the time of each Special Severance Payment, in an amount equal to (i) the ordinary federal, state and local income and employment taxes due by you, if any, at that time (the “Taxes”) on the Special Severance Payment plus (ii) an amount sufficient to cover the iterative Taxes on the Taxes. For clarity, this Gross-Up Payment is a full gross-up (that is, calculated ad infinitum) in the amount reasonably determined by the Company as necessary to put you in the same economic position as if you received the Special Severance Payment without incurring the Taxes. You agree to cooperate and provide all necessary assistance and information to the Company to determine the amount of the Gross-Up Payment.

6.	Equity Awards.
a)

You were granted options to purchase shares of the Company’s common stock (“Stock Options”) and Performance Stock Units (“PSUs” and collectively with your Stock Options, the “Equity Awards”), pursuant to the 2015 Stock Option Plan, 2016 Stock Option Plan, and the 2017 Free Share Plan (together the “Plans”). You acknowledge that the table below summarizes all of your outstanding Equity Awards that remain unvested as of the date of this Agreement:

Date of Grant	Equity Awards	Total Grant	Unvested equity
2/6/15	Stock Options	63,112	19,722
7/9/16	Stock Options	45,000	30,937
5/3/17	Performance Stock Units	46,564	46,564

b)

Under the terms of the Plans and the agreements evidencing your Equity Awards, vesting will cease as of the Separation Date, with the exception of the February 6, 2015 grant (“February 2015 Grant”).   As per the decision of the Talend SA board meeting dated February 7,    2018, the vesting of the February 2015 Grant will irrevocably continue to its term regardless of your status as a  Continuing Beneficiary (as defined in the February 2015 Grant) of the Company.  Provided that you sign and do not revoke this Agreement and the Separation Date Release within the time provided herein, and if your employment terminates on April 13, 2018 or if the Company terminates your employment on an earlier date without Cause: effective as of the date that is 30 days following the Separation Date, you will vest with respect to 3,880 such number of Performance Stock Units, as approved by the Board of Directors Talend SA Board of Directors on February 7, 2018.

c)	Except as expressly provided in this Section 6, the Equity Awards will continue to be governed by the terms of the applicable agreements evidencing your Equity Awards and the Plans.

7.

Other Compensation or Benefits. You acknowledge that payment of the Severance and COBRA premiums or Special Severance Payment as set forth above fulfills all of the Company’s obligations to provide you severance benefits for a termination “without Cause” pursuant to the terms of your offer letter and any subsequent amendments (“Offer Letter”) and the Change of Control and Severance Agreement between you and Talend, Inc. dated July 26, 2016 (together with the Offer Letter, the “Severance Agreements”), and that to the extent this Agreement differs from the Severance Agreements with respect to the provision of any cash severance, COBRA premium benefits, or other severance benefits (other than acceleration of equity vesting benefits, as set forth in Section 6 above), this Agreement nevertheless supersedes the Company’s severance and other compensation obligations to you under the Severance Agreements. You further acknowledge that upon your execution of this Agreement, the Company’s severance and other compensation obligations to you under the Offer letter or any other agreement, plan, policy or promise shall be extinguished. You further acknowledge that, except as expressly provided in this Agreement, you have not earned and will not receive any additional compensation, severance or benefits after the Separation Date, with the exception of any vested right you may have under the express terms of a written ERISA-qualified benefit plan (e.g., 401(k) account).

8.	Expense Reimbursements. You agree that, within 10 days of the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company will reimburse you for these expenses pursuant to its regular business practice.

9.

Attorneys’ Fees. The Company shall reimburse your attorneys’ fees incurred in the negotiation of this Agreement, up to a maximum reimbursement of $5,000, subject to the submission of a summary invoice from your attorney, which for the avoidance of doubt shall not include any confidential or privileged information. Such reimbursement shall be made in lump sum within thirty (30) days of submission of such invoice.

10.

Return of Company Property. By no later than the close of business on the Separation Date or otherwise upon the Company’s request, you shall return to the Company all Company documents (and all copies thereof) and other Company property in your possession or control, including, but not limited to, Company files, notes, financial and operational information, customer lists and contact information, product and services information, research and development information, drawings, records, plans, forecasts, reports, payroll information, spreadsheets, studies, analyses, compilations of data, proposals, agreements, sales and marketing information, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, servers), credit cards, entry cards, identification badges and keys; and any materials of any kind which contain or embody any proprietary or confidential information of the Company and all reproductions thereof in whole or in part and in any medium. You agree that you will make a diligent search to locate any such documents, property and information within the timeframe referenced above. In addition, if you have used any personally owned computer, server, or e-mail system to receive, store, review, prepare or transmit any confidential or proprietary data, materials or information of the Company, then within five business days after the Separation Date or otherwise upon the Company’s request, you must permanently delete and expunge such confidential or proprietary information from those systems without retaining any reproductions (in whole or in part). Your timely compliance with the provisions of this Section is a precondition to your receipt of the severance benefits provided hereunder.

11.

At-Will, Non-Competition and Confidentiality Agreement Obligations. You hereby acknowledge and reaffirm your continuing obligations under your At-Will, Non-Competition and Confidentiality Agreement not to use or disclose any confidential or proprietary information of the Company and comply with your post-employment restrictions.

12.

Non-Disparagement. Both you and the Company (through its directors and officers) agree not to disparage the other party, and the other party’s officers, directors, employees and shareholders, in any manner likely to be harmful to them or their business, business reputation or personal reputation; provided that either you or the Company may respond accurately and fully to any question, inquiry or request for information when required by legal process, notice, court order or law (including in any criminal, civil, or regulatory proceeding or investigation), or as necessary in any action for enforcement or claimed breach of this Agreement or any other legal dispute with the Company. It is understood that the Company’s obligations under this Section are limited to its directors and executive officers. Nothing in this Agreement is intended to prohibit or restrain you in any manner from reporting possible violations of federal law or regulation to any governmental agency or entity or making other disclosures that are protected under the whistleblower provisions of federal law or regulation.

13.

Cooperation. During the time that you are receiving payments under this Agreement, you agree to cooperate fully with the Company in all matters relating to the transition of your work and responsibilities on behalf of the Company, including, but not limited to, any present, prior or subsequent relationships and the orderly transfer of any such work and institutional knowledge to such other persons as may be designated by the Company, by making yourself reasonably available during regular business hours. You further agree, during and after your Separation from Service, to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of your employment by the Company. Such cooperation includes, without limitation, making yourself available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions, and trial testimony. The Company will reimburse you for reasonable out-of-pocket expenses you incur in connection with any such cooperation after your Separation from Service (excluding forgone wages, salary, or other compensation), and will make reasonable efforts to accommodate your scheduling needs. In addition, you agree to execute all documents (if any) necessary to carry out the terms of this Agreement.

14.	No Admissions. Nothing contained in this Agreement shall be construed as an admission by you or the Company of any liability, obligation, wrongdoing or violation of law.

15.

General Release of Claims. In exchange for the Transition Period employment and other consideration provided to you by this Agreement that you are not otherwise entitled to receive, you hereby generally and completely release the Company and its current and former directors, officers, employees, stockholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to your signing this Agreement. This general release includes, but is not limited to: (a) all claims arising out of or in any way related to your employment with the Company, or the decision to terminate that employment; (b) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (e) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (e) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Family and Medical Leave Act (as amended), the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), the California Labor Code (as amended), and the California Fair Employment and Housing Act (as amended).

16.

Exceptions. You are not releasing any claim that cannot be waived under applicable state or federal law. You are not releasing any claims for breach of this Agreement and any claims arising after the date you sign this Agreement. You are not releasing any rights that you have to be indemnified (including any right to reimbursement of expenses) arising under applicable law, the certificate of incorporation or by-laws (or similar constituent documents of the Company), any indemnification agreement between you and the Company, or any directors’ and officers’ liability insurance policy of the Company. Any such rights you have to be indemnified will remain in full force and effect pursuant to applicable law, the certificate of incorporation or by-laws (or similar constituent documents of the Company), any indemnification agreement between you and the Company, or any directors’ and officers’ liability insurance policy of the Company. Nothing in this Agreement shall prevent you from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission, the Department of Labor, or the California Department of Fair Employment and Housing, except that you acknowledge and agree that you shall not recover any monetary benefits in connection with any such claim, charge or proceeding with regard to any claim released herein.

17.

 ADEA Waiver. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA (“ADEA Waiver”). You also acknowledge that the consideration given for the ADEA Waiver is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised by this writing, as required by the ADEA, that: (a) your ADEA Waiver does not apply to any rights or claims that arise after the date you sign this Agreement; (b) you should consult with an attorney prior to signing this Agreement; (c) you have 21 days to consider this Agreement (although you may choose to voluntarily sign it sooner); (d) you have seven days following the date you sign this Agreement to revoke it, with such revocation to be effective only if you deliver written notice of revocation to the Company within the seven-day period; and (e) this Agreement will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after you sign this Agreement (“Effective Date”).

18.	Waiver of Unknown Claims. In giving the releases set forth in this Agreement, which include claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.” You hereby expressly waive and relinquish all rights and benefits under that section and any law or legal principle of similar effect in any jurisdiction with respect to your release of claims herein, including but not limited to the release of unknown and unsuspected claims.

19.

Termination of Payments. In the event that you fail to comply with any of your obligations under this Agreement, in addition to any other legal or equitable remedies it may have for such breach the Company shall have the right to terminate any remaining payments and recover any payments previously made to you under this Agreement. The termination of such payments in the event of such breach by you will not affect your continuing obligations under this Agreement.

20.

Representations. You hereby represent that, as of the date you sign this Agreement, you have been paid all compensation owed and for all hours worked, have received all the leave and leave benefits and protections for which you are eligible, pursuant to the Family and Medical Leave Act or otherwise, and have not suffered any on-the-job injury for which you have not already filed a claim.

21.

General. This Agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations (including without limitation the Offer Letter, except as expressly set forth herein). This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable to the fullest extent permitted by law, consistent with the intent of the parties. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within California, without regard to conflicts of laws principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile and electronic signatures shall be equivalent to original signatures.

If this Agreement is acceptable to you, please sign and date below and return the original to me within 7 days. The Company’s offer contained herein will automatically expire if we do not receive the fully signed Agreement within this timeframe.

I wish you good luck in your future endeavors.

Sincerely,

TALEND, INC.

By:
Mike Tuchen
Chief Executive Officer

Exhibit A – Separation Date Release

AGREED:

Thomas Tuchscherer

Date:

EXHIBIT A

SEPARATION DATE RELEASE

(To be signed on or within 21 days after the Separation Date.)

I understand that my position with Talend, Inc. (the “Company”) terminated effective                      (the “Separation Date”). The Company has agreed that if I choose to sign this Separation Date Release Agreement (“Release”), the Company will provide the benefits described in the Transition and Release Agreement (the “Agreement”) between me and the Company dated [date]. Capitalized terms herein, but not otherwise defined shall have the meaning ascribed to such terms in the Agreement.

General Release. In exchange for the consideration provided to me under the Agreement that I am not otherwise entitled to receive, I hereby generally and completely release the Company and its current and former directors, officers, employees, shareholders, partners, agents, representatives, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Release. This general release includes, but is not limited to: (1) all claims arising out of or in any way related to my employment with the Company, or the termination of that employment; (2) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, paid time off, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Family and Medical Leave Act (as amended), the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), the Massachusetts Wage Act, the Massachusetts Fair Employment Practice Act (as amended), the California Labor Code (as amended), and the California Fair Employment and Housing Act (as amended).

Exceptions. I understand that I am not releasing any claim that cannot be waived under applicable state or federal law. I am not releasing any claims for breach of the Agreement and any claims arising after the date I signed the Agreement. I am not releasing any rights that I have to be indemnified (including any right to reimbursement of expenses) arising under applicable law, the certificate of incorporation or by-laws (or similar constituent documents of the Company), any indemnification agreement between me and the Company, or any directors’ and officers’ liability insurance policy of the Company. Any such rights I have to be indemnified will remain in full force and effect pursuant to applicable law, the certificate of incorporation or by-laws (or similar constituent documents of the Company), any indemnification agreement between me and the Company, or any directors’ and officers’ liability insurance policy of the Company. Nothing in this Release shall prevent me from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission, the Department of Labor, the Massachusetts Commission Against Discrimination, or the California Department of Fair Employment and Housing, except that I acknowledge and agree that I shall not recover any monetary benefits in connection with any such claim, charge or proceeding with regard to any claim released herein.

ADEA Waiver. I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA (“ADEA Waiver”). I also acknowledge that the consideration given for the ADEA Waiver is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) my ADEA Waiver does not apply to any rights or claims that arise after the date I sign this Release; (b) I should consult with an attorney prior to signing this Release; (c) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily sign it sooner); (d) I have seven (7) days following the date I sign this Release to revoke the ADEA Waiver; and (e) the ADEA Waiver will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after I sign this Release (“Separation Date Release Effective Date”).

Waiver of Unknown Claims. In giving the releases set forth in this Agreement, which include claims which may be unknown to you at present, I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law or legal principle of similar effect in any jurisdiction with respect to my release of claims herein, including but not limited to the release of unknown and unsuspected claims.

Representations. I hereby represent that, except for any amounts due under the Agreement, I have been paid all compensation owed and for all hours worked, have received all the leave and leave benefits and protections for which I am eligible, pursuant to the Family and Medical Leave Act, the California Family Rights Act, or otherwise, and have not suffered any on-the-job injury for which I have not already filed a claim.

I UNDERSTAND THAT THIS RELEASE AGREEMENT INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS, EVEN THOSE UNKNOWN CLAIMS THAT, IF KNOWN BY ME, WOULD AFFECT MY DECISION TO ACCEPT THIS AGREEMENT.

AGREED:

Thomas Tuchscherer

Date